EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

	For the Six Months
	Ended June 30		Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before income taxes	$46,690	$45,512	$89,332	$36,004	$44,999	$42,683	$58,802
Fixed charges, excluding interest on deposits	20,461	15,566	33,523	31,313	27,461	25,821	23,165

Subtotal	67,421	61,078	122,855	67,317	72,460	68,504	81,967
Interest on deposits	30,235	25,005	52,400	57,710	72,978	111,096	115,377

Total	$97,656	$86,083	$175,255	$125,027	$145,438	$179,600	$197,344

Fixed charges:
Interest on borrowed funds	$19,590	$14,814	$31,990	$29,280	$25,394	$23,888	$21,398
Interest component of rental expense	871	752	1,533	2,033	2,067	1,933	1,767

Subtotal	20,461	15,566	33,523	31,313	27,461	25,821	23,165
Interest on deposits	30,235	25,005	52,400	57,710	72,978	111,096	115,377

Total	$50,696	$40,571	$85,923	$89,023	$100,439	$136,917	$138,542

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.30x	3.92x	3.66x	2.15x	2.64x	2.65x	3.54x
Including interest on deposits	1.93x	2.12x	2.04x	1.40x	1.45x	1.31x	1.42x